August 9, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.20549

Attention:	Mr. Todd Hardiman
Mr. Jim B. Rosenberg
Mr. Frank Wyman
Ms. Lisa Vanjoske

Re:	Synageva BioPharma Corp. Form 10-K for Fiscal Year Ended December 31, 2012 Filed March 14, 2013 File No. 000-23155

Dear Mr. Hardiman, Mr. Rosenberg, Mr. Wyman and Ms. Vanjoske:

Synageva BioPharma Corp. (the “Company”) is submitting this letter in response to the verbal comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received telephonically on August 1, 2013 and August 5, 2013, with regards to the Company’s Form 10-K for the year ended December 31, 2012, filed with the Commission on March 14, 2013.

For reference purposes, the verbal comments have been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced verbal comments.

1.	The Staff does not believe that Shire plc, Alexion Pharmaceuticals, Inc., and Biomarin Pharmaceutical Inc. are sufficiently similar to the Company for purposes of inclusion in the Company’s peer group to evaluate estimated volatility. Consider removing these companies from the go-forward calculation, or weight them such that their impact would be de minimis to the estimated volatility calculation.

Response:

The Company acknowledges the Staff’s comment relating to Shire plc, Alexion Pharmaceuticals, Inc. and Biomarin Pharmaceutical Inc. In future volatility calculations that reference a peer group, we will consider company size as a key factor in assessing comparability. Accordingly, for at least the next few years, we expect to exclude these three companies, or assign to them relatively low weightings, such that their impact is de minimus, in any estimated volatility calculations. We would expect to include additional appropriate peer companies to replace those three and to expand the size of the peer group.

United States Securities and Exchange Commission

August 9, 2013

2.	Confirm that the exclusion of Shire plc, Alexion Pharmaceuticals, Inc. and Biomarin Pharmaceutical Inc. would not have had a material impact on the 2012 financial statements.

Response:

The Company acknowledges the Staff’s comment and has evaluated the impact of removing Shire plc, Alexion Pharmaceuticals, Inc. and Biomarin Pharmaceutical Inc. The Company has concluded that the impact from excluding these three issuers from the peer group would not have had a material impact on the Company’s 2012 and expected future periods’ results of operations.

3.	As it relates to the Company’s proposed blending approach, the Staff would expect the Company’s trading history to become a more significant component of the estimated volatility calculation with time. The Staff would not expect the Company to blend the peer group volatilities in perpetuity.

Response:

The Company acknowledges the Staff’s comment and will not use peer group volatilities in the calculations in perpetuity. The Company will consider company-specific variables, including historical Synageva trading history as a greater percentage of the blended volatility calculation in each successive year, as our public trading history increases to a significant enough number of years such that the need to consider peer group volatilities is no longer necessary. The Company will also consider the implied volatility of public options with the longest term that have at least six months to expiration.

* * * * *

The Company acknowledges the Staff’s position that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact me at (781) 357-9965.

Sincerely,

/s/ Stephen F. Mahoney
Stephen F. Mahoney
Vice President, General Counsel
Synageva BioPharma Corp.

United States Securities and Exchange Commission

August 9, 2013

Cc:	Sanj K. Patel, President & Chief Executive Officer

Carsten Boess, Senior Vice President, Chief Financial Officer

Paul Kinsella (Ropes & Gray LLP)